Exhibit 11

Statement of Computation of Per Share Earnings

	Three Months Ended March 31
	2007	2006

Basic	$0.15	$0.16

Average Shares Outstanding	1,804,526	1,803,583

Diluted	$0.15	$0.16

Average Shares Outstanding	1,841,484	1,844,169